[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                           JONATHAN FRIEDMAN
                                           Associate
                                           Direct Voice 818.444.4514
                                           Direct Fax   818-444-6314
                                           E-Mail       jfriedman@biztechlaw.com


June 11, 2009



VIA U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Damon Colbert

         RE:   PEOPLE'S LIBERATION, INC.
               FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008
               FILED MARCH 31, 2009
               FILE NO. 000-16075

Dear Mr. Colbert:

         On behalf of People's Liberation, Inc. (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated June 4, 2009 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for the response set forth below corresponds to the numbering used in the Comment Letter.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. WE NOTE THAT EXHIBIT 10.2 IS INCORPORATED BY REFERENCE, BUT NOT TO THE SPECIFIC DOCUMENT AND TO THE PRIOR FILING OR SUBMISSION IN WHICH THE DOCUMENT WAS PHYSICALLY FILED OR SUBMITTED. IN FUTURE FILINGS, PLEASE COMPLY WITH ITEM 10(D) OF REGULATION S-K.

         The Company will comply with Item 10(d) of Regulation S-K in its future filings.

2. WE NOTE THAT THE CERTIFICATIONS REQUIRED BY EXCHANGE ACT RULE 13A-14(A) DO NOT CONFORM EXACTLY TO THE FORM OF CERTIFICATION IN ITEM 601(B)(31)(I) OF REGULATION S-K. IN FUTURE FILINGS, PLEASE COMPLY WITH
         ITEM 601(B)(31)(I) OF REGULATION S-K.

         The Company will comply with Item 601(b)(31)(i) of Regulation S-K in its future filings.


--------------------------------------------------------------------------------
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June 11, 2009
Page 2


         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4514.




                              Sincerely,

                              /s/ Jonathan Friedman
                              --------------------------
                                  Jonathan Friedman



cc:  Darryn Barber